SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

November 20, 2019

Securities and Exchange Commission – SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you of the following Material Event:

1.	The weighted exchange rate registered by the Peruvian Superintendence of Banking, Insurance and AFP (Superintendencia de Banca, Seguros y AFP) at the close of business on November 20, 2019, to be used for the calculation of the dividends to be paid by the Company on November 22, 2019 is S/3.3866 per US Dollar.

2.	In this regard, the dividend to be paid per share shall be US$2.3623, equivalent to S/8.0000 per share.

This communication is related to the dividend distribution agreement adopted by the Board of Directors at its meeting held on September 25, 2019 and informed to the market as a Material Event.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2019
CREDICORP LTD. (Registrant)

	By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative